FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit (a)(2)(xxxi)

DIRECTORS’ REPORT IN RELATION TO
RESOLUTIONS IN RESPECT OF
AMENDMENT OF BYLAWS

SPECIAL GENERAL SHAREHOLDERS’ MEETING

SEPTEMBER 25, 2007

(IN FIRST CALL)

Madrid, August 3, 2007

Exhibit (a)(2)(xxxi)

REPORT BY THE BOARD OF DIRECTORS OF ENDESA, S.A. IN RELATION TO THE PROPOSED AMENDMENTS TO THE CORPORATE BYLAWS INCLUDED IN ITEMS ONE, TWO, THREE AND FOUR OF THE AGENDA FOR THE SPECIAL GENERAL SHAREHOLDERS’ MEETING, CONVENED FOR SEPTEMBER 25, 2007, AT FIRST CALL

This  Report is formulated in compliance with the provisions of article 144.1.a) of the Spanish Corporations Law (Ley de Sociedades Anónimas), in order to justify the proposal for amendment of the Corporate Bylaws upon which ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. (the “Offerors”) have conditioned the effectiveness of their Public Tender Offer on the Company’s shares.

This proposal is submitted to the consideration and, as the case may be, approval of the Special General Shareholders’ Meeting convened for September 25, 2007, at 11:00 a.m., at first call, and on September 26, 2007, at second call.  In consideration of the Company’s present shareholder composition, it is foreseeable that the General Meeting shall be held at first call.

1.-GENERAL CONSIDERATION

Upon convening the Special General Shareholders’ Meeting, the Board of Directors is doing so in order that Endesa shareholders may have the opportunity to pronounce on the bylaw amendments upon which ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. have conditioned their Public Tender Offer and, therefore, on the effectiveness thereof.
ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. Public Tender Offer, which was authorized by the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores; CNMV) on July 25, 2007, and which offers cash consideration of 40.16 euros per Endesa share, is conditioned on the acquisition of a minimum of ENDESA shares in a number such that, together with those already held by the Offerors and those obtained in the U.S. offering, either directly or indirectly, they represent more than 50% of the shares representing the capital stock of ENDESA, as well as on the amendment of Endesa’s Corporate Bylaws, which is what is submitted to the consideration of the Company’s Special General Shareholders’ Meeting (section II.8 of the Prospectus).

2.-SPECIFIC AMENDMENTS PROPOSED

The specific amendments to the current Corporate Bylaws contemplated by ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. as a condition of their offer and which the Board of Directors is submitting to the General Meeting are as follows:

a)	Elimination of the limitation of voting rights (article 32 of the Bylaws)

Article 32 of Endesa’s current Corporate Bylaws provides that no shareholder may exercise a number of votes grater than what would correspond to 10% of the voting Capital existing from time to time, even though the shares owned thereby may exceed such percentage, as well as an aggregate of accessory rules aimed at clarifying the operability and application of said limitation.

ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. condition the effectiveness of their Public Tender Offer on “the amendment of this article of the bylaws and on the subsequent registration of said amendment with the Mercantile Registry, in such a manner that any limitation or restriction with regard to the number of votes exercisable by Endesa shareholders (individually or collectively) is eliminated.  The Offerors will consider the condition relative to the amendment of this article to have been satisfied, no matter the wording given thereto, provided that it reflects the meaning of the proposed amendment, and provided that the pertinent resolution has been duly registered with the Mercantile Registry” (section II.8.2 of the Prospectus).

Exhibit (a)(2)(xxxi)

It is expressly stated for the record that the amendment of this article of the bylaws requires “the favorable vote of more than 50% of the subscribed voting capital, both at first as well as at second call,” in accordance with the provisions of article 32 itself of the Bylaws.

b)	Elimination of the typology of the directors and composition of the Board of Directors (articles 37 and 38 of the Bylaws)

Article 37 of Endesa’s current Corporate Bylaws, apart from providing for the minimum and maximum number of directors to form the Board of Directors and acknowledging the competency of the General Meeting with regard to appointment and removal of directors, regulates the typology of the Directors and the composition of the Board of Directors.

In relation to the typology of the Directors, article 37 establishes three types of Directors:  (a)  those who are associated, professionally and permanently, with the Company;  (b)  those whose association with the Company is circumscribed to their status as a Board member; and (c)  those who belong to the Board of Directors as a consequence of their stakeholding in the Company’s capital.  And in relation to the composition of the Board, the said article provides that the Directors referred to in section (b), supra, shall be the majority with respect to the total Directors who, from time to time, form the Board, provided that this is permitted by the number of Directors elected in exercise of the shareholders’ right to have representation on the Board in proportion to their stake in the Capital Stock.

Article 38 of Endesa’s Corporate Bylaws, for its part, regulates the term of office of Director.  For this purpose, it establishes that such term shall be four years, and the Directors may be re-elected for like periods although with the exception of the Directors referred to in section (b), supra, who may only be re-elected for a second mandate.

ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L condition the effectiveness of their Public Tender Offer “on the amendment of these articles and the subsequent registration of said amendment with the Mercantile Registry, in such a manner that the requisites of typology of the directors and majority composition of Endesa’s Board of Directors are eliminated.”  Said condition shall be deemed to have been satisfied, no matter the wording given to the articles, “provided that they reflect the meaning of the proposed amendments, and provided that the relevant resolutions have been duly registered with the Mercantile Registry” (section II.8.2 of the Prospectus).

c)	Elimination of conditions for the appointment of Director (article 42 of the Bylaws)

Article 42 of Endesa’s current Corporate Bylaws basically establishes the following limitations and incompatibilities of the Directors:  (a)  the age to be appointed a Director, which may not exceed 70 years or 65 years in the case of the Chief Executive Officer; (b)  the performance of positions or duties of representation, management or advice at competing companies or at companies that dominate or control competing companies; (c)  the simultaneous membership in more than five Boards of Directors, excluding the Boards of the group companies and of other circumstances; and (d)  the performance of positions at entities that are habitual customers or suppliers of goods and services of the Company when this status may lead to a conflict of interest with the Company. Article 42 also establishes that said scheme of incompatibilities must be implemented by the Board Regulations.

Exhibit (a)(2)(xxxi)

ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. condition the effectiveness of their Public Tender Offer on the amendment of this article “in such a manner that no condition shall be required in order to be appointed as a member of Endesa’s Board of Directors or Chief Executive Officer, other than the non-occurrence of incompatibilities established by law” (section II.8.2 of the Prospectus), and also specifies that the condition shall be deemed to have been satisfied, no matter the wording given to article 42, “provided that it reflects the meaning of the proposed amendment, and provided that the relevant resolution has been duly registered with the Mercantile Registry.”

3.-TEXT OF PROPOSED AMENDMENTS

Attached is a Schedule which contains the present wording and that resulting from the amendments proposed to the articles indicated therein.

4.-COMPLIANCE WITH CONDITIONS CONTEMPLATED IN ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L.’s PUBLIC TENDER OFFER AND CONSEQUENCES OF THE LACK OF APPROVAL THEREOF

This condition refers to Endesa’s General Shareholders’ Meeting adopting the pertinent resolutions referring to bylaw amendments and that said resolutions be registered with the Mercantile Registry of Madrid, inasmuch as ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. consider that said registration “is of the essence to determining that the condition has been satisfied, without prejudice to the possibility available to them of waiving said condition.”

It is expressly stated for the record that, in the event that the aforesaid bylaw amendments are not approved, the Public Tender Offer would remain null and void, unless the offerors waive the satisfaction of such conditions.  Specifically, as results from article 24.2.II of Royal Decree 1197/1991, of July 26, on the scheme of public tender offers, in the case of conditions the satisfaction of which implies the adoption of resolutions by the corporate bodies of the affected company, “the offer shall remain null and void when on the last day of the acceptance period,” as extended, as the case may be, in accordance with the provisions of the Royal Decree itself, “the conditions have not been satisfied, unless the offeror waives this satisfaction.”

As pointed out in section III.2.4 of the Prospectus: “The Offerors may waive the said conditions.  The decision to waive the conditions must be adopted jointly by the Offerors, without a waiver of the conditions made by one Offeror taking effect if the other one does not also decide in favor of such waiver.  In any case, the adoption of the decision to waive the conditions on the part of ENEL requires the consent of the banking syndicate that has granted it financing to carry out this Offering.  Nevertheless, consent of the banking syndicate that has granted financing to ACCIONA is not required either to amend or to waive the conditions to which this Offering is subject.”

Exhibit (a)(2)(xxxi)

5.-OPINION OF THE BOARD

In view of the foregoing, and in order that Endesa’s shareholders may pronounce on the bylaw amendments upon which ACCIONA, S.A. and ENEL ENERGY EUROPE S.r.L. Public Tender Offer is conditioned and, therefore, on the effectiveness itself of the Offer, the Board of Directors recommends to the shareholders to participate in the Special General Shareholders’ Meeting and to vote in favor of the approval thereof.
Madrid, August 3, 2007

Exhibit (a)(2)(xxxi)

ANNEX 1 – PROPOSED AMENDMENTS TO CORPORATE BYLAWS

CURRENT BYLAWS	PROPOSED AMENDMENTS

Article 32: Limits of voting rights

Shareholders will have one voting right for each share that they own or represent, save the non-voting shares, which will be governed by the provisions of Section 8 of these Articles of Association. As an exception to the provisions of the previous sentence, in relation to the shares that a shareholders owns, he may not exercise a greater number of votes than 10% of the Company’s total share capital with voting right at each time, even when the shares that he owns exceed 10% of the share capital.

To count the maximum number of votes that each shareholder may cast and for the purpose of the foregoing provisions, the shares that each one of them owns must be included. However the shares owned by other persons whom the foregoing shareholders present may be representing and voting for, will be excluded from the foregoing calculation but will be subject to the application of the 10% limit on the votes that each represented shareholder owns.

The limit established in the previous paragraphs will also be applicable to the number of votes that, at the most, two or more shareholding companies belonging to the same group of companies may cast, whether jointly or separately. This limit will likewise be applicable to the number of votes that, at the most, a shareholder that is a natural person and the entity or entities that are also a shareholder and that are controlled by the natural person, may cast, whether jointly or separately.

For the purposes mentioned in the foregoing paragraph, in order to consider the existence of a group of entities, reference will be made to the provisions of section 4 of the Stock Exchange Act of 28 July 1998. It will be deemed that a natural person controls one or several entities when one of the control circumstances that section 4 of said Act requires of a parent company with respect to its subsidiaries, occurs in the relations between the aforementioned person and the Company or companies referred to.

Article 32: Voting rights

The shareholders shall be entitled to one vote for each share they own or represent, except for non-voting shares, which shall be governed by the provisions of article 8 of these Bylaws.

Exhibit (a)(2)(xxxi)

Likewise, and for the purpose of this Section, the relation of any shareholder who is a natural or legal entity with interposed, trustees or the equivalent entities, which in turn are shareholders of the Company, as well as its relations with funds, investments institutions or similar entities that are also shareholders of the Company, or with other shareholders through the unionization of votes, will be equalized to the control relation of section 4 of the Stock Exchange Act when the exercise of the voting right of the shares held by these entities is directly or indirectly determined by the shareholder concerned.

In the days before the Shareholders’ Meeting is held at first notice, the Chairman of the Board of Directors may summon any shareholder to inform the Company through its Chairman within a maximum period of 48 hours, of the shares that he directly owns and of the shares owned by third parties that the shareholder concerned directly or indirectly controls. The Chairman may comment as he deems appropriate at the Shareholders’ Meeting, at the time of constitution of the Meeting, in order to guarantee the compliance with these Articles of Association in relation to the exercise of voting rights by shareholders. Shares belonging to the same holder, to a group of entities or to a natural person or legal entity and to the entities that said natural person or legal entity controls, will be computable in their entirety between the shares that attend the Meeting to obtain the necessary capital for valid constitution. However, for voting purposes, the voting limit of 10% established in this Section will be applicable to the shares. To amend this Section, a vote in favor exceeding 50% of the subscribed capital with voting right will be required at the relevant Shareholders’ Meeting both at first and second notice.

Exhibit (a)(2)(xxxi)

Article 37: Number and types of Board Members

The Board of Directors will comprise at least nine and at most fifteen members.

There will be two types of Board Members:

a) Those that are bound professionally and permanently to the Company;

b) Those that are bound to the Company by virtue of their condition of Board Member and,

c) Those who are Members of the Board of Directors by virtue of their shareholding in the share capital of the Company.

The Board Members made reference to in point b) above, will be the majority with respect to the total Board Members that at each time form the Board, provided that the number of Board Members chosen through the exercise of the shareholders’ right to be represented on the Board of Directors, in proportion to their share of the share capital, so allows.

The Board of Directors is responsible for the appointment and removal of Board Members. A Board Member may resign, be removed or re-elected.

Article 37: Number of Directors

The Board of Directors shall be formed by nine members minimum and fifteen maximum.  The General Meeting shall be responsible for both the appointment and the removal of the members of the Board of Directors.  The position of Director is eligible for resignation, revocation and re-election.

Article 38: Term of office

Board Members shall hold their office for a period of four years, after which they may be re-elected for periods of an equal term, save in the case of the Board Members made reference to in point b) of the previous section, in whose case they may only be re-elected for a second term.

For the purpose of calculating the term of office of the Board Members, it must be understood that a year begins and ends on the day on which the Annual Shareholders’ Meeting is held, or on the last possible day on which it should have been held.

In the event of vacancies during the term for which Board Members are appointed, the Board of Directors may designate persons from among the shareholders, who will occupy the vacancies until the first Shareholders’ Meeting.

Article 38: Term of office of Director

The term of office of Directors shall be four years.  They may be re-elected for periods of like duration.  For the purpose of computing the term of office of the mandate of Directors, the year shall be deemed to begin and end on the date on which the Annual General Meeting is held, or the last day possible on which it should have been held.  If during the term to which the directors were appointed vacancies should take place, the Board may appoint, from among the shareholders, those persons to fill them until the first General Meeting meets.

Exhibit (a)(2)(xxxi)

Article 42: Incompatibilities

1) The Board Regulations will establish a system of limits and incompatibilities for the Board Members, of which the following will be applicable in any case:

a) No person may be appointed as Board Member if is aged over 70 years. A Chief Executive Officer may not be aged over 65 years, although he may continue to hold the post of Board Member subsequently.

b) The performance of the duties of representative, manager or advisor in companies of the competence or in parent companies or in those that control competing companies. Simultaneous membership on more than five Boards of Directors, excluding the Boards of Directors of the different investee undertakings referred to in section 36.2 of the Articles of Association, the Boards of Directors of the Group or shareholding company that the Board Member represents and the Statutory Bodies of the companies in which the Board Member’s participation through his interests, personal or family, give him the right to be a member.

c) Persons who may not be Directors of the Company those who in their own name or through a third party hold any office in companies which are customers or suppliers of goods and services to the Company, or are legal representatives of those companies or are linked to these, provided that such appointment may entail a conflict of interests with those of the Company. Financial institutions in their capacity of providers of financial services to the Company are excepted from the above.

d) The following may not hold the status of members of the Board:  those who, themselves or through a shell person, hold positions at entities that are habitual customers or suppliers of goods and services of the Company, are representatives of the said entities or are associated therewith, whenever this status may lead to a conflict of interest with the company.  Excepted from the above are financial institutions in their capacity as the suppliers of financial services to the Company.

Article 42: Incompatibilities of Directors

Those persons subject to the prohibitions of article 124 of the Spanish Corporations Law (Ley de Sociedades Anónimas) and other legal provisions may not be appointed as directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: August 7, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations